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June 26, 2015

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Christina E. Chalk, Esq.
Senior Special Counsel
Office of Mergers and Acquisitions

RE:	Administradora de Fondos de Pensiones Provida S.A. (the “Company”)
Schedule 13E-3 filed May 18, 2015
SEC File No. 5-47976

Dear Ms. Chalk:

On behalf of, and at the direction of, MetLife, Inc. (“MetLife”) and MetLife’s indirect wholly-owned subsidiary MetLife Chile Inversiones Limitada (the “Purchaser” and, together with MetLife, the “Filing Persons”), set forth below are responses to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) as sent by you on June 9, 2015, relating to the Schedule 13E-3 (the “Schedule 13E-3”) filed by the Filing Persons on May 18, 2015 (File No. 5-47976). To facilitate your review, we have included the Staff’s comments as sent by you on June 9, 2015 in italics below. Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Schedule 13E-3, as amended on June 12, 2015 and June 24, 2015.

Christina E. Chalk, Esq.

United States Securities and Exchange Commission

June 26, 2015

Schedule 13E-3 - General

1.	In your response letter, provide your analysis as to why the Transaction is not a tender offer. We may have further comments.

We respectfully submit that the Transaction is not a tender offer.

The term “tender offer” is not defined in the Exchange Act or the rules and regulations thereunder. However, a traditional tender offer involves solicitations or offers to purchase shares of a company from a broad group of public shareholders, usually at an above-market price. We are neither soliciting tenders of Common Shares, nor offering to purchase Common Shares from any holder other than BNY Mellon in its capacity as depositary of the terminated ADR Program. The Transaction is a negotiated transaction with BNY Mellon, a party unaffiliated with the Filing Persons, and is the result of an arm’s length negotiation among sophisticated parties.

Recognizing that the SEC’s desire to avoid a strict definition of “tender offer” is due to “the dynamic nature of these transactions and the need for the Williams Act to be interpreted flexibly in a manner consistent with its purposes to protect investors” (Proposed Amendments to Tender Offer Rules, SEC Release No. 34-16385 (Nov. 29, 1979)), we are not relying solely on the fact that the Transaction does not conform to a typical tender offer in reaching our conclusion. In addition, we note that the Transaction does not involve the factors that have been established by precedent in determining whether a tender offer exists.

In Wellman v. Dickinson, 475 F. Supp. 783 (S.D.N.Y. 1979), aff’d 682 F.2d 355 (2d Cir. 1982), cert. denied, 460 U.S. 1069 (1983), the court identified seven factors that are generally considered by the SEC as indicative of a tender offer: (1) whether an active and widespread solicitation of public shareholders is made for shares of an issuer; (2) whether the solicitation is made for a substantial percentage of the issuer’s stock; (3) whether the offer to purchase is made at a premium above the prevailing market price; (4) whether the terms of the offer are firm rather than negotiable; (5) whether the offer is contingent on the tender of a fixed minimum number of shares to be purchased, often subject to a fixed maximum number of shares to be purchased; (6) whether the offer is open for only a limited period of time; and (7) whether offerees are subject to pressure to sell their stock. These factors are not present to any meaningful degree in the case of the Transaction. The application of these factors to the Transaction is as follows:

•

(1) - (2) We are not soliciting any shareholders. The only parties to the Transaction are Purchaser and the Depositary. No Company shareholder is directly participating in the Transaction or being asked to tender any Common Shares. Assuming that the conditions set forth in the Amended Purchase Agreement are satisfied, the

Christina E. Chalk, Esq.

United States Securities and Exchange Commission

June 26, 2015

Transaction would proceed with no action taken by any Company shareholder. In any event, the maximum amount of Common Shares that would be purchased in connection with the Transaction would only amount to approximately 1.5% of the Common Shares.

•	(3) - (7) As noted above, the only parties to the Transaction are Purchaser and the Depositary. The Transaction, including the purchase price, is the result of an arm’s length negotiation among sophisticated and unaffiliated parties. No Company shareholder is directly participating in the Transaction or being asked to tender any Common Shares. Assuming that the conditions set forth in the Amended Purchase Agreement are satisfied, the Transaction would proceed with no action taken by any Company shareholder. The Transaction is not contingent on a fixed minimum or maximum number of shares to be purchased, Purchaser will purchase all Common Shares held as of the Closing Date by BNY Mellon in its capacity as depositary of the terminated ADR Program. There is no limited period of time applicable to BNY Mellon’s decision to sell the Common Shares. In any event, the maximum amount of Common Shares that would be purchased in connection with the Transaction would only amount to approximately 1.5% of the Common Shares.

For the aforementioned reasons, we are of the view that the Transaction does not constitute a tender offer.

2.	Tell us why the Company is not included as a filer on the Schedule 13E-3. We may have further comments.

We respectfully submit that the Company is not required to be a filing person in respect of the Schedule 13E-3 because although the Company is the issuer of the securities to be purchased in the Transaction, the Company is not “engaged in” a going private transaction within the meaning of Rule 13e-3(d). As illustrated in Illustration 2 in the Interpretive Release Relating to Going Private Transactions under Rule 13e-3, SEC Release No. 34-17719 (April 13, 1981), when an issuer is not engaged in a going private transaction, it is not subject to Rule 13e-3. In this Transaction and as disclosed in the Schedule 13E-3, the Company was not involved in the negotiation of the Purchase Agreement, the Company is not a party to the Purchase Agreement, the Company did not recommend the Transaction to unaffiliated shareholders of the Company, the Transaction is not a corporate action on the part of the Company, no funds of the Company will be used in connection with the Transaction and the Transaction does not require approval by the shareholders of the Company, the board of directors of the Company or any independent committee thereof. Pursuant to the terms of the Deposit Agreement, at any time after March 18, 2015, the Depositary may sell at public or private sale, at such place or places and upon such terms as it may deem proper, the Common Shares held by it as depositary of the ADR Program, whether to Purchaser in the Transaction or to any other party, without any engagement or involvement of the Company. Accordingly, we do not believe that the Company is engaging in a going private transaction and therefore it is not required to be a filing person on the Schedule 13E-3.

Christina E. Chalk, Esq.

United States Securities and Exchange Commission

June 26, 2015

3.	We note that the Per Share Consideration will be equal to the volume weighted average price at which the Common Shares have traded on the Santiago Stock Exchange during the period beginning on May 7, 2015 and ending on the 3rd business day before the Closing Date, subject to a minimum and maximum specified threshold prices. How and when will you publish the Per Share Consideration based on this formula before the Closing Date such that shareholders can determine what they will receive in the Transaction? We may have additional comments.

We advise the Staff that in Amendment No. 2 to the Schedule 13E-3, we disclosed an amendment to the Purchase Agreement to increase the purchase price per Subject Share to Ch$3,500.00. As a result of this change, the purchase price per Subject Share payable by Purchaser in the Transaction has been determined and disclosed to the shareholders of the Company.

4.	Explain how shareholders will know the Closing Date of the Transaction. We note that this term is defined as the 3rd business day after the satisfaction or waiver of certain conditions.

We advise the Staff that in Amendment No. 2 to the Schedule 13E-3, disclosure was added in “Item 1. Summary Term Sheet—Principal Terms of the Transaction” and “Item 4. Terms of the Transaction—Material Terms” that the Closing Date is expected to be as early as within 5 business days of delivery of a Match Right Notice, subject to the satisfaction or waiver of the conditions set forth in the Amended Purchase Agreement. We respectfully advise the Staff that we cannot provide shareholders with further guidance as to the Closing Date at this time, as the Closing Date is subject to the satisfaction or waiver of the conditions set forth in the Amended Purchase Agreement, some of which are outside the control of the parties to the Transaction. Upon the closing of the Transaction, we will promptly file an amendment to the Schedule 13E-3 disclosing the closing and results of the Transaction.

Dissemination of Information, page 4

5.	In your response letter, tell us how the disclosure document for the Transaction will be distributed to shareholders.

We advise the Staff that in Amendment No. 2 to the Schedule 13E-3, we added disclosure in “Item 1. Summary Term Sheet—Dissemination of Information” that the disclosure document for the Transaction in the form of the Schedule 13E-3 filed with the SEC on May 18, 2015 was mailed to all U.S. Company shareholders of record and was made available to all Company shareholders on the Company’s website.

Christina E. Chalk, Esq.

United States Securities and Exchange Commission

June 26, 2015

6.	Disclose whether the version of the document that will appear on the Company’s website will be available in the English language.

We advise the Staff that in Amendment No. 2 to the Schedule 13E-3, we added disclosure in “Item 1. Summary Term Sheet—Dissemination of Information” to clarify that the Schedule 13E-3 that appears on the Company’s website is available in the English language.

Prior Stock Purchases, page 5

7.	Since the minimum and maximum purchase prices for the Subject Shares pursuant to the Purchase Agreement are expressed in Chilean pesos, please present converted figures for the recent prior stock purchases listed here, which appear in US dollars.

We have amended the disclosure in Amendment No. 3 to the Schedule 13E-3 to include the purchase prices in Chilean pesos for the recent prior stock purchases listed in “Item 2. Company Information—Prior Stock Purchases” in response to your comment.

Significant Corporate Events, page 7

8.	While you may include appropriate qualifying language for information about non-filing parties that appears in the Schedule 13E-3, it is inappropriate for the filing parties to disclaim all responsibility for information appearing in their disclosure filing. Please revise.

In Amendment No. 3 to the Schedule 13E-3 we have deleted the disclaimer by the Filing Persons of all responsibility for information about non-filing parties in “Item 5. Past Contacts, Transactions, Negotiations and Agreements—Significant Corporate Events” in response to your comment.

Purposes, Alternatives, Reasons and Effects, page 13

9.	Given that MetLife apparently cannot squeeze-out remaining minority holders of the Company no matter how high its percentage ownership in the Company, explain in further detail the reasons for the Transaction and why MetLife may continue to purchase additional shares thereafter on the open market and in privately-negotiated transactions.

MetLife acquired a controlling interest in the Company in a negotiated transaction with the former controlling shareholder of the Company, coupled with dual tender offers in the U.S. and Chile for up to 100% of the outstanding shares of the Company. MetLife’s intent, as disclosed in MetLife’s Tender Offer Statement on Schedule TO filed with the SEC on August 6, 2013, as amended, and MetLife’s Schedule 13D filed with the SEC on October 11, 2013, as amended, is to own the Company as a wholly-owned subsidiary, or at the highest equity percentage reasonably available, for reasons including management and operating efficiencies, cost savings and maximization of MetLife’s earnings and dividends from operations, among other reasons. We have added disclosure to this effect in “Item 7. Purposes, Alternatives, Reasons and Effects—Reasons” in Amendment No. 3 to the Schedule 13E-3.

Christina E. Chalk, Esq.

United States Securities and Exchange Commission

June 26, 2015

Effect of the Transaction on Unaffiliated Shareholders, page 14

10.	Define “trading presence” as used here for purposes of the limited withdrawal rights that may arise with respect to the Common Shares if MetLife holds at least 95% of that class.

In accordance with Chilean laws and regulations, securities are considered to have a “trading presence” in the Chilean Exchanges if (i) such securities have been traded for a specified period of time or longer at a volume in excess of a certain threshold set by Chilean law (i.e., that in at least 45 of the 180 trading days immediately preceding any given measurement date, the daily trading volume in the Chilean Exchanges exceeded 1,000 Unidades de Fomento (approximately $39,562 at current exchange rates as published on June 25, 2015)) or (ii) the issuer has retained a market maker. We have added disclosure to this effect in “Item 7. Purposes, Alternatives, Reasons and Effects—Effects—Effect of the Transaction on Unaffiliated Shareholders” in Amendment No. 3 to the Schedule 13E-3.

11.	Quantify the book value of the Common Shares as of a recent date.

We advise the Staff that the net book value as of December 31, 2014 is disclosed in “Item 7. Purposes, Alternatives, Reasons and Effects—General” and the book value per Common Share as of March 31, 2015 is disclosed in “Item 13. Financial Statements—Financial Information” of the Schedule 13E-3. We have added disclosure regarding the book value per Common Share as of March 31, 2015, the date of the most recent balance sheet, in “Item 7. Purposes, Alternatives, Reasons and Effects—Effects—Effect of the Transaction on Unaffiliated Shareholders” in Amendment No. 3 to the Schedule 13E-3.

12.	Explain why the squeeze-out mechanism described here will not be available for MetLife.

We have added additional disclosure regarding why the squeeze-out mechanism described in “Item 7. Purposes, Alternatives, Reasons and Effects—Effects—Effect of the Transaction on Unaffiliated Shareholders” will not be available for MetLife in Amendment No. 3 to the Schedule 13E-3.

Liquidation Value, page 19

13.	Quantify the liquidation value of the Common Shares.

We respectfully submit that the liquidation value of the Common Shares is not material in the context of the Transaction, but in response to your comment, we have added additional disclosure regarding why we believe the liquidation value of the Common Shares is not an appropriate measure for the purpose of evaluating the fairness to the unaffiliated beneficial owners of the Subject Shares of the Amended Per Share Consideration to be paid by Purchaser to the Depositary and therefore the liquidation value of the Common Shares need not be quantified in Amendment No. 3 to the Schedule 13E-3. As disclosed in “Item 8.

Christina E. Chalk, Esq.

United States Securities and Exchange Commission

June 26, 2015

Fairness of the Transaction—Fairness; Factors Considered in Determining Fairness,” of Amendment No. 3 to the Schedule 13E-3, even absent any intention of liquidating the Company, the Company, as a pension fund administrator under the Chilean government mandated pension system, more properly derives its value from its management of pension funds rather than from a sale of its own assets in a liquidation and any liquidation of the Company must be carried out by the Chilean pension regulator, which is not required to assess a liquidation value of the Company before the liquidation. The liquidation process would also take a substantial amount of time and involve additional legal fees, costs of sale and other expenses that may reduce any amounts that the unaffiliated beneficial owners of the Subject Shares would receive upon a liquidation. For the aforementioned reasons, we are not of the view that the liquidation value of the Common Shares needs to be quantified and, as a result, we are not aware of whether any such liquidation value of the Company may be greater or less than the Amended Per Share Consideration.

*            *             *

Each of the Filing Persons acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing, please contact me at (202) 371-7180 or Paola Lozano at (212) 735-2545.

Very truly yours,

/s/ Brian V. Breheny
Brian V. Breheny

cc:	Paola Lozano, Esq.